UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2002

TOTAL FINA ELF S.A.
 (Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   [x]    Form 40-F   [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes   [  ]    No   [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
s(b) : 82-     .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date: April, 12th 2002	By :/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1 : Positive result at the Kairi-2 well in Trinidad (March 7, 2002).

•	EXHIBIT 99.2 : Snøhvit PDO approved by the Norwegian Parliament : TotalFinaElf to participate in the construction of the first LNG plant in Europe (March 8, 2002).

•	EXHIBIT 99.3 : Iran’s offshore South Pars gas field comes on Stream (March 11, 2002).

•	EXHIBIT 99.4 : Final 2001 results (March 13, 2002).

•	EXHIBIT 99.5 : Oman : TotalFinaElf takes 100% interest in block 34 (March 13, 2002).

•	EXHIBIT 99.6 : Venezuela : First Zuata Sweet syncrude production from Sincor (March 18, 2002).

•	EXHIBIT 99.7 : Norway : TotalFinaElf takes 10% in all of the fields within the Oseberg zone (March 20, 2002).

•	EXHIBIT 99.8 : Nigeria : Construction of two new gas liquefaction trains (March 27, 2002).

•	EXHIBIT 99.9 : TotalFinaElf signs an agreement to study a gas liquefaction project in Angola (March 27, 2002).

•	EXHIBIT 99.10 : Libya : First oil discovery on block NC 190 (April 2, 2002).

•	EXHIBIT 99.11 : Notice of repurchase of ordinary shares of TotalFinaElf (April 8, 2002).

•	EXHIBIT 99.12 : Notice of shareholders’ meeting.